Exhibit 99.1

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Enerplus Resources Fund is responsible for establishing and maintaining adequate internal control over financial reporting for the Fund. Under the supervision of our Chief Executive Officer and our Chief Financial Officer we have conducted an evaluation of the effectiveness of our internal control over financial reporting based on the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment, we have concluded that as of December 31, 2007, our internal control over financial reporting is effective.

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements and even those systems determined to be effective can provide only reasonable assurance with respect to the financial statement preparation and presentation.

The effectiveness of the Fund’s internal control over financial reporting as of December 31, 2007, has been audited by Deloitte & Touche LLP, the Fund’s Independent Registered Chartered Accountants, who also audited the Fund’s Consolidated Financial Statements for the year ended December 31, 2007.

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Board of Directors of Enermark Inc. and
Unitholders of Enerplus Resources Fund:

We have audited the internal control over financial reporting of Enerplus Resources Fund and subsidiaries (the “Fund”) as of December 31, 2007, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Fund’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Fund's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Fund maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2007 of the Fund and our report dated February 27, 2008 expressed an unqualified opinion on those financial statements and included a separate report titled Comments by Independent Registered Chartered Accountants on Canada-United States of America Reporting Difference referring to changes in accounting principles.

“signed”
DELOITTE & TOUCHE LLP
Independent Registered Chartered Accountants
Calgary, Canada
February 27, 2008

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS

In management’s opinion, the accompanying consolidated financial statements of Enerplus Resources Fund (the “Fund”) have been prepared within reasonable limits of materiality and in accordance with Canadian generally accepted accounting principles. Since a precise determination of many assets and liabilities is dependent on future events, the preparation of financial statements necessarily involves the use of estimates and approximations. These have been made using careful judgment and with all information available up to February 27, 2008. Management is responsible for all information in the annual report and for the consistency, therewith, of all other financial and operating data presented in this report.

To meet its responsibility for reliable and accurate financial statements, management has established and monitors systems of internal control which are designed to provide reasonable assurance that financial information is relevant, reliable and accurate, and that assets are safeguarded and transactions are executed in accordance with management’s authorization.

The consolidated financial statements have been examined by Deloitte & Touche LLP, Independent Registered Chartered Accountants. Their responsibility is to express a professional opinion on the fair presentation of the consolidated financial statements in accordance with Canadian generally accepted accounting principles. The Independent Registered Chartered Accountants Report outlines the scope of their examination and sets forth their opinion.

The Audit Committee, consisting exclusively of independent directors, has reviewed these statements with management and the Independent Registered Chartered Accountants and has recommended their approval to the Board of Directors. The Board of Directors has approved the consolidated financial statements of the Fund.

“signed” Gordon J. Kerr President and Chief Executive Officer	“signed” Robert J. Waters Senior Vice President and Chief Financial Officer

Calgary, Alberta
February 27, 2008

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Board of Directors of Enermark Inc. and
Unitholders of Enerplus Resources Fund:

We have audited the accompanying consolidated balance sheets of Enerplus Resources Fund and subsidiaries (the “Fund”) as at December 31, 2007 and 2006, and the related consolidated statements of income, accumulated deficit, comprehensive income, accumulated other comprehensive income and cash flows for the years then ended. These financial statements are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Enerplus Resources Fund and subsidiaries as at December 31, 2007 and 2006, and the results of their operations and their cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Fund's internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 27, 2008 expressed an unqualified opinion on the Fund’s internal control over financial reporting.

“signed”
DELOITTE & TOUCHE LLP
Independent Registered Chartered Accountants
Calgary, Canada
February 27, 2008

COMMENTS BY INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS ON CANADA-UNITED STATES OF AMERICA REPORTING DIFFERENCE

The standards of the Public Company Accounting Oversight Board  (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Fund’s financial statements, such as the changes described in Notes 2, 12 and 16 to the consolidated financial statements. Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), our report to the Board of Directors of Enermark Inc. and Unitholders of Enerplus Resources Fund, dated February 27, 2008, is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the auditors’ report when the changes are properly accounted for and adequately disclosed in the financial statements.

“signed”
DELOITTE & TOUCHE LLP
Independent Registered Chartered Accountants
Calgary, Canada
February 27, 2008

CONSOLIDATED BALANCE SHEETS

As at December 31 (CDN$ thousands)	2007	2006
Assets
Current assets
Cash	$1,702	$124
Accounts receivable	145,602	175,454
Deferred financial assets (Notes 2 and 3)	10,157	23,612
Future income taxes (Note 11)	10,807	-
Other current	6,373	6,715
	174,641	205,905
Property, plant and equipment (Note 4)	3,872,818	3,726,097
Goodwill (Note 1(f))	195,112	221,578
Other assets (Note 12)	60,559	50,224

	$4,303,130	$4,203,804
Liabilities
Current liabilities
Accounts payable	$269,375	$284,286
Distributions payable to unitholders	54,522	51,723
Deferred financial credits (Notes 2 and 3)	52,488	-
	376,385	336,009
Long-term debt (Note 7)	726,677	679,774
Deferred financial credits (Notes 2 and 3)	90,090	-
Future income taxes (Note 11)	304,259	331,340
Asset retirement obligations (Note 5)	165,719	123,619
	1,286,745	1,134,733
Equity
Unitholders’ capital (Note 10)
Trust Units
Authorized: Unlimited
Issued and Outstanding: 2007 - 129,813,445
2006 - 123,150,820	4,032,680	3,713,126

Accumulated deficit	(1,283,953)	(971,085)
Accumulated other comprehensive income (Notes 1(j) and 2)	(108,727)	(8,979)
	(1,392,680)	(980,064)
	2,640,000	2,733,062

	$4,303,130	$4,203,804

Signed on behalf of the Board of Directors:

“signed” Douglas R. Martin Director	“signed” Robert L. Normand Director

CONSOLIDATED STATEMENTS OF ACCUMULATED DEFICIT

For the year ended December 31 (CDN$ thousands)	2007	2006

Accumulated income, beginning of year	$1,952,960	$1,408,178
Adjustment for adoption of financial instruments standards (Note 2)	(5,724)	-
Revised Accumulated income, beginning of year	1,947,236	1,408,178
Net income	339,691	544,782
Accumulated income, end of year	$2,286,927	$1,952,960

Accumulated cash distributions, beginning of year	$(2,924,045)	$(2,309,705)
Cash distributions	(646,835)	(614,340)
Accumulated cash distributions, end of year	$(3,570,880)	$(2,924,045)

Accumulated deficit, end of year	$(1,283,953)	$(971,085)

CONSOLIDATED STATEMENTS OF ACCUMULATED OTHER COMPREHENSIVE INCOME

For the year ended December 31 (CDN$ thousands)	2007	2006

Balance, beginning of year	$(8,979)	$(15,568)
Transition adjustments (Note 2):
Cash flow hedges	660	-
Available for sale marketable securities	14,252	-
Other comprehensive (loss)/income	(114,660)	6,589
Balance, end of year	$(108,727)	$(8,979)

CONSOLIDATED STATEMENTS OF INCOME

For the year ended December 31 (CDN$ thousands except per trust unit amounts)	2007	2006
Revenues
Oil and gas sales	$1,539,153	$1,595,324
Royalties	(285,148)	(296,554)
Commodity derivative instruments (Notes 3 and 12)	(52,841)	(3,226)
Other income (Note 12)	14,991	2,465
	1,216,155	1,298,009
Expenses
Operating	274,150	251,239
General and administrative (Note 10(b))	67,921	59,937
Transportation	22,098	22,611
Interest (Note 8)	33,627	32,168
Foreign exchange (Note 9)	(7,071)	(528)
Depletion, depreciation, amortization and accretion	463,718	481,598
	854,443	847,025
Income before taxes	361,712	450,984
Current taxes	23,011	18,236
Future income tax recovery (Note 11)	(990)	(112,034)
Net Income	$339,691	$544,782
Net income per trust unit
Basic	$2.66	$4.48
Diluted	$2.66	$4.47
Weighted average number of trust units outstanding (thousands)
Basic	127,691	121,588
Diluted	127,752	121,858

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the year ended December 31 (CDN$ thousands)	2007	2006

Net income	$339,691	$544,782

Other comprehensive (loss)/income, net of tax:
Unrealized gain on marketable securities	629	-
Realized gains on marketable securities included in net income	(11,302)	-
Gains and losses on derivatives designated as hedges in prior periods included in net income	(733)	-
Change in cumulative translation adjustment	(103,254)	6,589
Other comprehensive (loss)/income	(114,660)	6,589

Comprehensive income (Note 2)	$225,031	$551,371

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the year ended December 31 (CDN$ thousands)	2007	2006
Operating Activities
Net income	$339,691	$544,782
Non-cash items add/(deduct):
Depletion, depreciation, amortization and accretion	463,718	481,598
Change in fair value of derivative instruments (Note 3)	91,852	(31,106)
Unit based compensation (Note 10 (b))	8,435	6,323
Foreign exchange on translation of senior notes (Note 9)	(41,182)	(32)
Future income tax (Note 11)	(990)	(112,034)
Amortization of senior notes premium	(631)	-
Reclassification adjustments from AOCI to net income	(733)	-
Other	(132)	-
Gain on sale of marketable securities (Note 12)	(14,055)	-
Asset retirement obligations settled (Note 5)	(16,280)	(11,514)
	829,693	878,017
Decrease/(Increase) in non-cash operating working capital	38,855	(14,321)
Cash flow from operating activities	868,548	863,696

Financing Activities
Issue of trust units, net of issue costs (Note 10)	256,369	296,189
Cash distributions to unitholders	(646,835)	(614,340)
Increase in bank credit facilities (Note 7)	148,827	19,888
Decrease in non-cash financing working capital	2,799	2,356
Cash flow from financing activities	(238,840)	(295,907)

Investing Activities
Capital expenditures	(393,655)	(496,201)
Property acquisitions (Note 6)	(226,480)	(51,313)
Property dispositions	2,947	1,599
Proceeds on sale of marketable securities	16,467	-
Purchase of investments	(2,927)	(29,172)
Increase in non-cash investing working capital	(21,046)	(3,535)
Cash flow from investing activities	(624,694)	(578,622)

Effect of exchange rate changes on cash	(3,436)	864
Change in cash	1,578	(9,969)
Cash, beginning of year	124	10,093
Cash, end of year	$1,702	$124

Supplementary Cash Flow Information
Cash income taxes paid	$17,431	$14,060
Cash interest paid	$42,861	$34,924

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The management of Enerplus Resources Fund (“Enerplus” or the “Fund”) prepares the consolidated financial statements in accordance with Canadian generally accepted accounting principles (“GAAP”). A reconciliation between Canadian GAAP and United States of America GAAP is disclosed in Note 16. The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingencies, if any, as at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimated. In particular, the amounts recorded for depletion and depreciation of the petroleum and natural gas properties and for asset retirement obligations are based on estimates of reserves and future costs. By their nature, these estimates, and those related to future cash flows used to assess impairment, are subject to measurement uncertainty and the impact on the financial statements of future periods could be material.

The following significant accounting policies are presented to assist the reader in evaluating these consolidated financial statements and, together with the following notes, should be considered an integral part of the consolidated financial statements.

(a) Organization and Basis of Accounting

The Fund is an open-end investment trust created under the laws of the Province of Alberta operating pursuant to the Amended and Restated Trust Indenture between EnerMark Inc. (the Fund’s wholly-owned subsidiary), Enerplus Resources Corporation (“ERC”) and CIBC Mellon Trust Company as Trustee. The beneficiaries of the Fund (the “unitholders”) are holders of the trust units issued by the Fund. As a trust under the Income Tax Act (Canada), Enerplus is limited to holding and administering permitted investments and making distributions to the unitholders.

The Fund’s financial statements include the accounts of the Fund and its subsidiaries on a consolidated basis. All inter-entity transactions have been eliminated. Many of the Fund’s production activities are conducted through joint ventures and the financial statements reflect only the Fund’s proportionate interest in such activities.

(b) Revenue Recognition

Revenue associated with the sale of crude oil, natural gas and natural gas liquids is recognized when title passes from the Fund to its customers based on volumes delivered and contractual delivery points and price. A portion of the properties acquired through the March 5, 2003 acquisition of PCC Energy Inc. and PCC Energy Corp. are subject to a royalty arrangement with a private company that is structured as a net profits interest. The results from operations included in the Fund's consolidated financial statements for these properties are reduced for this net profits interest.

(c) Property, Plant and Equipment (“PP&E”)

The Fund follows the full cost method of accounting for petroleum and natural gas properties under which all acquisition and development costs are capitalized on a country by country cost centre basis. Such costs include land acquisition, geological, geophysical, drilling costs for productive and non-productive wells, facilities and directly related overhead charges. Repairs, maintenance and operational costs that do not extend or enhance the recoverable reserves are charged to earnings. Proceeds from the sale of petroleum and natural gas properties are applied against the capitalized costs. Gains and losses are not recognized upon disposition of oil and natural gas properties unless such a disposition would alter the rate of depletion by 20% or more. Net costs related to operating and administrative activities during the development of large capital projects are capitalized until commercial production has commenced.

(d) Impairment Test

A limit is placed on the aggregate carrying value of PP&E (the “impairment test”). The Fund performs an impairment test on a country by country basis. An impairment loss exists when the carrying amount of the country’s PP&E exceeds the estimated undiscounted future net cash flows associated with the country’s proved reserves. If an impairment loss is determined to exist, the costs carried on the balance sheet in excess of the discounted future net cash flows associated with the country’s proved and probable reserves are charged to income. Net costs related to projects in the pre-commercial phase of development are excluded from the country by country impairment test and are tested for impairment separately.

(e) Depletion and Depreciation

The provision for depletion and depreciation of oil and natural gas assets is calculated on a country by country basis using the unit-of-production method, based on the country’s share of estimated proved reserves before royalties. Reserves and production are converted to equivalent units on the basis of 6 Mcf = 1 bbl, reflecting the approximate relative energy content.

(f) Goodwill

The Fund, when appropriate, recognizes goodwill relating to corporate acquisitions when the total purchase price exceeds the fair value of the net identifiable assets and liabilities of the acquired companies. The goodwill balance is assessed for impairment annually at year-end or as events occur that could result in an impairment. To assess impairment, the fair values of the Canadian and U.S. reporting units are compared to their respective book values. If the fair value is less than the book value, a second test is performed to determine the amount of impairment. The amount of impairment is measured by allocating the fair value of the reporting unit to its identifiable assets and liabilities as if they had been acquired in a business combination for a purchase price equal to their fair value. If goodwill determined in this manner is less than the carrying value of goodwill, an impairment loss is recognized in the period in which it occurs. Goodwill is stated at cost less impairment and is not amortized. Goodwill is not deductible for income tax purposes.

Changes in goodwill during 2007 represent the effects of foreign exchange recorded in our U.S. subsidiary.

(g) Asset Retirement Obligations

The Fund recognizes as a liability the estimated fair value of the future retirement obligations associated with PP&E. The fair value is capitalized and amortized over the same period as the underlying asset. The Fund estimates the liability based on the estimated costs to abandon and reclaim its net ownership interest in all wells and facilities and the estimated timing of the costs to be incurred in future periods. This estimate is evaluated on a periodic basis and any adjustment to the estimate is prospectively applied. As time passes, the change in net present value of the future retirement obligation is expensed through accretion. Retirement obligations settled during the period reduce the future retirement liability. No gains or losses on retirement activities were realized, due to settlements approximating the estimates.

(h) Income Taxes

The Fund is a taxable entity under the Income Tax Act (Canada) and is taxable only on Canadian income that is not distributed or distributable to the Fund’s unitholders. In the Trust structure, payments made between the Canadian operating entities and the Fund, ultimately transfers both income and future income tax liability to the unitholders. The future income tax liability associated with Canadian assets recorded on the balance sheet is recovered over time through these payments. As the Canadian operating entities transfer all of their Canadian taxable income to the Fund, no provision for current Canadian income tax has been made by any Canadian operating entity.

Effective January 1, 2011, the Fund will be subject to a 28.0% SIFT (specified investment flow-through entities) tax on Canadian income that has not been subject to a Canadian corporate income tax in the Canadian operating entities. Therefore, the future tax liability associated with Canadian assets recorded on the balance sheet as at that date will be realized over time as the temporary differences between the carrying value of assets in the consolidated financial statements and their respective tax bases are realized. Current Canadian income taxes will be accrued for at that time to the extent that there is taxable income in the Trust or its underlying operating entities.

The U.S. operating entity is subject to U.S. income taxes on its taxable income determined under U.S. income tax rules and regulations. Repatriation of funds from U.S. operations will also be subject to applicable withholding taxes as required under U.S. tax law. A provision has been setup to reflect these current U.S. income taxes.

The Fund follows the liability method of accounting for income taxes. Under this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to the temporary differences between the carrying value of the assets and liabilities on the consolidated financial statements and their respective tax bases, using substantively enacted income tax rates. The effect of a change in these income tax rates on future income tax liabilities and assets is recognized in income during the period that the change occurs.

(i) Financial Instruments

Commencing on January 1, 2007 financial assets and financial liabilities classified as held-for-trading are measured at fair value with changes in fair value recognized in net income. Financial assets classified as loans and receivables along with financial liabilities classified as other liabilities are measured at amortized cost using the effective interest rate method. Financial assets classified as available-for-sale are measured at fair value with changes in fair value recognized in other comprehensive income (“OCI”). Investments in equity instruments classified as available-for-sale that do not have a quoted price in an active market or a readily determinable fair value are measured at cost. Transaction costs or fees attributable to the acquisition, issue, or disposal of a financial asset or liability are expensed immediately to net income.

Derivative instruments are recorded on the consolidated balance sheets at fair value, including those derivatives that are embedded in financial or non-financial contracts that are not closely related to the host contracts. Changes in the fair values of derivative instruments are recognized in net income.

(j) Foreign Currency Translation

The Fund’s U.S. operations are self-sustaining. Assets and liabilities of these operations are translated into Canadian dollars at period end exchange rates, while revenues and expenses are converted using average rates for the period. Gains and losses from the translation into Canadian dollars are deferred and included in the cumulative translation adjustment (“CTA”) which is part of accumulated other comprehensive income (“AOCI”).

Other monetary assets and liabilities, not related to the Fund’s U.S. operations, are translated into Canadian dollars at rates of exchange in effect at the balance sheet date. The other assets and related depreciation, depletion and amortization, other liabilities, revenue and other expenses are translated into Canadian dollars at rates of exchange in effect at the respective transaction dates. The resulting exchange gains or losses are included in earnings.

(k) Unit Based Compensation

The Fund uses the fair value method of accounting for the trust unit rights incentive plan. Under this method, the fair value of the rights is determined on the date in which fair value can reasonably be determined, generally being the grant date. This amount is charged to earnings over the vesting period of the rights, with a corresponding increase in contributed surplus. When rights are exercised, the proceeds, together with the amount recorded in contributed surplus, are recorded to unitholders’ capital.

2. CHANGES IN ACCOUNTING POLICIES

Financial Instruments
Effective January 1, 2007, the Fund adopted five new accounting standards that were issued by the CICA: Handbook Section 1530, Comprehensive Income, Handbook Section 3251, Equity, Handbook Section 3855, Financial Instruments - Recognition and Measurement, Handbook Section 3861, Financial Instruments - Disclosure and Presentation and Handbook Section 3865, Hedges. These standards were adopted retrospectively without restatement, with the exception of CTA amounts which have been reclassified to AOCI.

Comprehensive Income

CICA Handbook Section 1530 introduces comprehensive income, which consists of net income and other comprehensive income (“OCI”). Comprehensive income represents changes in equity during a period arising from transactions and other events and circumstances with non-owner sources. OCI comprises revenues, expenses, gains and losses that are recognized in comprehensive income but excluded from net income. Examples of these gains and losses are unrealized gains and losses on marketable securities classified as available-for-sale along with unrealized foreign currency translation gains or losses arising from self-sustaining foreign operations. The Consolidated Statements of Comprehensive Income include a calculation of comprehensive income, while the cumulative changes in OCI are included in the Statements of Accumulated Other Comprehensive Income (AOCI). CICA Handbook Section 3251 establishes standards for the presentation of equity and changes in equity during the period.

Financial Instruments - Recognition and Measurement

CICA Handbook Section 3855 establishes the criteria for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. Under this standard, all financial instruments are required to be measured at fair value on recognition except for certain related party transactions. Measurement in subsequent periods depends on whether the financial instrument has been classified as held-for-trading, available-for-sale, held-to-maturity, loans and receivables, or other financial liabilities.

Financial assets and financial liabilities classified as held-for-trading are measured at fair value with changes in fair value recognized in net income. Financial assets classified as loans and receivables along with financial liabilities classified as other liabilities are measured at amortized cost using the effective interest rate method. Financial assets classified as available-for-sale are measured at fair value with changes in fair value recognized in OCI. Investments in equity instruments classified as available-for-sale that do not have a quoted price in an active market are measured at cost. Transaction costs or fees attributable to the acquisition, issue, or disposal of a financial asset or liability are expensed immediately to net income.

Derivative instruments are recorded on the consolidated balance sheets at fair value, including those derivatives that are embedded in financial or non-financial contracts that are not closely related to the host contracts. Embedded derivatives are included as of January 1, 2003. Changes in the fair values of derivative instruments are recognized in net income with the exception of derivatives that are designated as effective cash flow hedges. Refer to the Hedges section for further detail.

CICA Handbook Section 3861 establishes standards for the presentation and disclosure of financial instruments and non-financial derivatives.

Hedges

CICA Handbook Section 3865 specifies the criteria and method of accounting for each of the designated hedging strategies.

When hedge accounting is discontinued for a cash flow hedge, the amounts previously recognized in AOCI are reclassified to net income over the remaining term of the hedged item.

When hedge accounting is discontinued for a fair value hedge, the carrying value of the hedged item is no longer adjusted. Any difference between the carrying value and the face value or principal amount of the hedged item is amortized to net income over the remaining term of the original hedging relationship using the effective interest method.

Impact upon Adoption of Sections 1530, 3251, 3855, 3861 and 3865

As a result of the adoption of these standards on January 1, 2007 the Fund elected to stop designating its interest rate and electricity swaps as cash flow hedges and recorded these items on the consolidated balance sheet at their fair values with the offset recorded to opening accumulated other comprehensive income. In addition, the Fund elected to stop designating its cross currency and interest rate swap (“CCIRS”) as a fair value hedge and recorded the CCIRS on the consolidated balance sheet at fair value with the offset recorded to opening accumulated deficit. In conjunction, the underlying US$175,000,000 senior unsecured notes were recorded at fair value with the offset recorded to opening accumulated deficit.

The Fund’s investments in marketable securities have been classified as available-for-sale and therefore those that have a quoted price in an active market were recorded on the consolidated balance sheet at fair value with the offset recorded to opening AOCI.

Deferred charges of $1,523,000 associated with issuance of the senior unsecured notes were recorded to the opening accumulated deficit.

Amounts previously recorded in the cumulative translation adjustment were reclassified into opening AOCI. Our prior year comparative statements have been restated to reflect this change.

The Fund has recorded the following transition adjustments as of January 1, 2007 in the Consolidated Financial Statements: (a) an increase of $1,494,000 to deferred financial assets to record the electricity swaps at fair value; (b) an increase to other current assets of $14,493,000 to record publicly traded marketable securities at fair value; (c) an increase of $1,708,000 to other assets, consisting of $3,231,000 to record publicly traded marketable securities at fair value less $1,523,000 to write-off the deferred charges associated with the issuance of the senior unsecured notes; (d) an increase of $65,675,000 to deferred financial credits to record the CCIRS and interest rates swaps at fair value; (e) a decrease to long-term debt of $60,111,000 to record the US$175,000,000 senior unsecured note at fair value; (f) an increase to future income taxes of $ 2,943,000 to reflect the tax impact of the adoption entries; (g) an increase of $5,724,000, net of taxes, to the opening accumulated deficit; (h) recognition in AOCI of $14,912,000, net of taxes, related to the net gains on marketable securities classified as available-for-sale along with the fair value of the interest rate and power swaps formerly designated as cash flow hedges. In addition, the Fund reclassified to AOCI $8,979,000 of net unrealized foreign currency losses that were previously presented as a separate item in equity. These transition adjustments are summarized below.

Impact of transition adjustment on selected consolidated balance sheets line items:

Increase/(decrease) (CDN$ thousands)	Transition adjustment as at January 1, 2007
Deferred financial assets	$1,494
Other current assets	14,493
Other assets	1,708
Deferred financial credits	65,675
Long-term debt	(60,111)
Future income taxes	2,943
Accumulated deficit	(5,724)
Cumulative translation adjustment	8,979
Accumulated other comprehensive income	5,933

As a result of these changes, net income increased by $5,619,000 ($7,943,000 before future income taxes of $2,324,000) for the year ended December 31, 2007. Both the basic and diluted net income per trust unit calculations for the year ended December 31, 2007 increased by $0.04.

Recent Canadian Accounting Pronouncements

CICA Section 3862 - Financial Instruments - Disclosures

This standard requires entities to provide disclosures in their financial statements that enable users to evaluate the significance of financial instruments to the entity’s financial position and performance. It also requires that entities disclose the nature and extent of risks arising from financial instruments and how the entity manages those risks.

This standard is effective for reporting periods beginning after January 1, 2008 and will result in additional disclosures for our financial instruments.

CICA Section 3863 - Financial Instruments - Presentation

This standard establishes presentation guidelines for financial instruments and non-financial derivatives and deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset.

This standard is effective for reporting periods beginning after January 1, 2008 and should have a minimal impact on our reporting.

CICA Section 1535 - Capital Disclosures

This section details disclosures that must be made regarding an entity’s capital and how it is managed. The standard requires qualitative information about an entity’s objectives, policies and processes for managing capital and quantitative data about what the entity regards as capital. It requires disclosure of compliance with any capital requirements and consequences of any non-compliance.

This standard is effective for reporting periods beginning after January 1, 2008 and will result in additional disclosures around managing capital.

3. DEFERRED FINANCIAL ASSETS AND DEFERRED FINANCIAL CREDITS

The deferred financial assets and credits result from recording our derivative financial instruments at fair value. At December 31, 2007 a current deferred financial asset of $10,157,000, a current deferred financial credit of $52,488,000 and a long-term deferred financial credit of $90,090,000 are recorded on the consolidated balance sheet.

The deferred financial credit relating to crude oil instruments of $52,488,000 at December 31, 2007 consists of the fair value of the financial instruments, representing a loss position of $44,749,000, plus the related deferred premiums of $7,739,000. The deferred financial asset relating to natural gas instruments of $9,707,000 at December 31, 2007 consists of the fair value of the financial instruments of $10,628,000 less the related deferred premiums of $921,000.

	Interest	Cross Currency Interest		Foreign				Commodity Derivative Instruments
($ thousands)	Rate Swaps	Rate Swaps		Exchange Swaps		Electricity Swaps		Oil		Gas		Total
Deferred financial assets/(credits) as at December 31, 2006	$-	$-		$-		$-		$10,922		$12,690		$23,612
Adoption of financial instruments standards (Note 2)	(673)	(65,002)		-		1,494		-		-		(64,181)
Change in fair value asset/(credits) (Note 12)	447 (1)	(24,437	)(2)	(425	) (3)	(1,044	)(4)	(63,410	)(5)	(2,983	)(5)	(91,852)
Deferred financial assets/(credits) as at December 31, 2007	$(226)	$(89,439)		$(425)		$450		$(52,488)		$9,707		$(132,421)

Balance sheet classification:
Current asset/(credit)	$-	$-		$-		$450		$(52,488)		$9,707		$(42,331)
Long-term asset/(credit)	$(226)	$(89,439)		$(425)		$-		$-		$-		$(90,090)

(1) Recorded in interest expense.
(2) Recorded in foreign exchange expense (loss of $31,777) and interest expense (gain of $7,340).
(3) Recorded in foreign exchange expense.
(4) Recorded in operating expense.
(5) Recorded in commodity derivative instruments (see below).

The following table summarizes the income statement effects of commodity derivative instruments:

($ thousands)	2007	2006
Change in fair value loss/(gain)	$66,393	$(80,980)
Amortization of deferred financial assets	-	49,874
Realized cash (gains)/losses, net	(13,552)	34,332
Commodity derivative instruments loss	$52,841	$3,226

4. PROPERTY, PLANT AND EQUIPMENT

($ thousands)	2007	2006
Property, plant and equipment	$6,429,241	$5,855,511
Accumulated depletion, depreciation and accretion	(2,556,423)	(2,129,414)
Net property, plant and equipment	$3,872,818	$3,726,097

Capitalized development general and administrative (“G&A”) expenses of $17,185,000 (2006 - $14,111,000) are included in PP&E. The depletion and depreciation calculation includes future capital costs of $521,650,000 (2006 - $472,567,000) as indicated in our reserve reports. Excluded from PP&E for the depletion and depreciation calculation is $321,801,000 (2006 - $81,183,000) related to the Joslyn development project and the Kirby Oil Sands project, both of which have not yet commenced commercial production.

An impairment test calculation was performed on a country by country basis on the PP&E values at December 31, 2007 in which the estimated undiscounted future net cash flows associated with the proved reserves exceeded the carrying amount of the Fund’s PP&E.

The following table outlines benchmark prices and the exchange rate used in the impairment tests for both Canadian and U.S. cost centres at December 31, 2007:

Year	WTI Crude Oil(1) US$/bbl	Exchange Rate US$/CDN$	Edm Light Crude(1) CDN$/bbl	Natural Gas 30 day spot @ AECO(1) CDN$/Mcf
2008	$89.61	$1.00	$88.17	$6.51
2009	86.01	1.00	84.54	7.22
2010	84.65	1.00	83.16	7.69
2011	82.77	1.00	81.26	7.70
2012	82.26	1.00	80.73	7.61
Thereafter	*	1.00	*	*
(1) Actual prices used in the impairment test were adjusted for commodity price differentials specific to the Fund
*  Escalation varies after 2012.

5. ASSET RETIREMENT OBLIGATIONS

Total future asset retirement obligations were estimated by management based on the Fund’s net ownership interest in wells and facilities, estimated costs to abandon and reclaim the wells and facilities and the estimated timing of the costs to be incurred in future periods. The Fund has estimated the net present value of its total asset retirement obligations to be $165,719,000 at December 31, 2007 compared to $123,619,000 at December 31, 2006 based on a total undiscounted liability of $542,781,000 and $436,663,000 respectively. These payments are expected to be made over the next 66 years with the majority of costs incurred between 2038 and 2047. To calculate the present value of the asset retirement obligations for 2007 the Fund used a weighted credit-adjusted rate of approximately 6.1% and an inflation rate of 2.0%, (2006 - 6.3% and 2.0%). Settlements during the year approximated our estimates and as a result, no gains or losses were recognized.

Following is a reconciliation of the asset retirement obligations:

($ thousands)	2007	2006
Asset retirement obligations, beginning of year	$123,619	$110,606
Changes in estimates	46,000	12,757
Acquisition and development activity	6,441	5,574
Dispositions	(756)	(45)
Asset retirement obligations settled	(16,280)	(11,514)
Accretion expense	6,695	6,241
Asset retirement obligations, end of year	$165,719	$123,619

6. PROPERTY ACQUISITIONS

Kirby Oil Sands Partnership

On April 10, 2007 the Fund acquired a 90% interest in Kirby for total consideration of $182,800,000, consisting of $128,050,000 in cash and the issuance of 1,104,945 trust units at a price of $49.55 per unit ($54,750,000 of equity). On June 22, 2007, the Fund acquired the remaining 10% interest in Kirby for cash consideration of $20,276,000. The acquisition of Kirby has been accounted for as an asset acquisition pursuant to the guidance in the Emerging Issues Committee Abstract 124.

7. LONG-TERM DEBT

($ thousands)	2007	2006
Bank credit facilities (a)	$497,347	$348,520
Senior notes (b)
US$175 million (issued June 19, 2002)	175,973	268,328
US$54 million (issued October 1, 2003)	53,357	62,926
Total long-term debt	$726,677	$679,774

(a) Unsecured Bank Credit Facility

Enerplus currently has a $1.4 billion unsecured covenant based three year term facility ($1.0 billion at December 31, 2007). The facility is extendible each year with a bullet payment required at the end of the three year term. In the first quarter of 2008 the bank credit facility size was increased in conjunction with the acquisition of Focus Energy Trust (“Focus”) (see Note 15). At December 31, 2007 Enerplus had available credit of $502,653,000 based on a facility size of $1.0 billion at that time. In conjunction with the Focus acquisition, Enerplus acquired approximately $340 million in Focus debt. Various borrowing options are available under the facility including prime rate based advances and bankers’ acceptance loans. This facility carries floating interest rates that are expected to range between 55.0 and 110.0 basis points over bankers’ acceptance rates, depending on Enerplus’ ratio of senior debt to earnings before interest, taxes and non-cash items. The effective interest rate on the facility for the year ended December 31, 2007 was 5.1% (2006 - 4.8%).

(b) Senior Unsecured Notes

On June 19, 2002 Enerplus issued US$175,000,000 senior unsecured notes that mature June 19, 2014. The notes have a coupon rate of 6.62% priced at par, with interest paid semi-annually on June 19 and December 19 of each year. Principal payments are required in five equal installments beginning June 19, 2010 and ending June 19, 2014. Concurrent with the issuance of the notes on June 19, 2002, the Fund entered into a CCIRS with a syndicate of financial institutions. Under the terms of the swap, the amount of the notes was fixed for purposes of interest and principal repayments at a notional amount of CDN$268,328,000. Interest payments are made on a floating rate basis, set at the rate for three-month Canadian bankers’ acceptances, plus 1.18%.

On October 1, 2003 when the CDN/US exchange rate was 1.35 Enerplus issued US$54,000,000 senior unsecured notes that mature October 1, 2015. The notes have a coupon rate of 5.46% priced at par with interest paid semi-annually on April 1 and October 1 of each year. Principal payments are required in five equal installments beginning October 1, 2011 and ending October 1, 2015. The notes are translated into Canadian dollars using the period end foreign exchange rate.

During September 2007 Enerplus entered into foreign exchange swaps that effectively fix the five principal payments on the US$54,000,000 senior unsecured notes at a CAD/US exchange rate of 1.02.

On January 1, 2007 in conjunction with the adoption of CICA Sections 3855 and 3865, the Fund elected to stop designating the CCIRS as a fair value hedge on the US$175,000,000 senior notes. As a result, the Fund recorded the senior notes at their fair value of US$178,681,000 (CDN $208,217,000) with the offset to opening accumulated deficit. In addition, the Fund recorded a liability of $65,002,000 with the offset to opening accumulated deficit, which represented the fair value of the CCIRS. The premium amount of US$3,681,000, representing the difference between the January 1, 2007 fair value and the face amount of the senior notes, will be amortized to net income over the remaining term of the notes using the effective interest method. The effective interest rate over the remaining term of the senior notes is 6.16%. The senior notes are carried at amortized cost and are translated into Canadian dollars using the period end foreign exchange rate. At December 31, 2007 the amortized cost of the US$175,000,000 senior notes was US$178,093,000

The bank credit facility and the senior notes (the “Combined Facilities”) are the legal obligation of EnerMark Inc. and are guaranteed by its subsidiaries. Payments with respect to the Combined Facilities have priority over payments to the Fund and over claims of and future distributions to the unitholders. However, unitholders have no direct liability beyond their equity investment should cash flow be insufficient to repay the Combined Facilities.

8. INTEREST EXPENSE

($ thousands)	2007	2006
Realized
Interest on long-term debt	$41,934	$32,168
Unrealized
Gain on cross currency interest rate swap	(7,340)	-
Gain on interest rate swaps	(447)	-
Amortization of the premium on senior unsecured notes	(631)	-
Other	111	-
Interest Expense	$33,627	$32,168

9. FOREIGN EXCHANGE

($ thousands)	2007	2006
Unrealized foreign exchange gain on translation of U.S. dollar denominated senior notes	$(41,182)	$(32)
Unrealized foreign exchange loss on cross currency interest rate swap	31,777	-
Unrealized foreign exchange loss on foreign exchange swaps	425	-
Realized foreign exchange loss/(gain)	1,909	(496)
Foreign exchange gain	$(7,071)	$(528)

The US$54,000,000 and US$175,000,000 senior unsecured notes are exposed to foreign currency fluctuations and are translated into Canadian dollars at the exchange rate in effect at the balance sheet date. Foreign exchange gains and losses are included in the determination of net income for the period.

10. FUND CAPITAL

(a) Unitholders’ Capital

Trust Units

Authorized: Unlimited number of trust units

($ thousands)	2007		2006
Issued:	Units	Amount	Units	Amount
Balance before Contributed Surplus, beginning of year	123,151	$3,706,821	117,539	$3,407,567
Issued for cash:
Pursuant to public offerings	4,250	199,558	4,370	240,287
Pursuant to rights incentive plan	205	6,758	640	22,974
Trust unit rights incentive plan (non-cash) - exercised	-	2,288	-	3,065
DRIP*, net of redemptions	1,102	50,053	602	32,928
Issued for acquisition of corporate and property interests (non-cash)	1,105	54,750	-	-
	129,813	4,020,228	123,151	3,706,821
Contributed Surplus (Trust Unit Rights Incentive Plan)	-	12,452	-	6,305
Balance, end of year	129,813	$4,032,680	123,151	$3,713,126
* Distribution Reinvestment and Unit Purchase Plan

Contributed surplus ($ thousands)	2007	2006
Balance, beginning of year	$6,305	$3,047
Trust unit rights incentive plan (non-cash) - exercised	(2,288)	(3,065)
Trust unit rights incentive plan (non-cash) - expensed	8,435	6,323
Balance, end of year	$12,452	$6,305

On April 10, 2007 the Fund closed an equity offering of 4,250,000 trust units at a price of $49.55 per unit for gross proceeds of $210,588,000 ($199,558,000 net of issuance costs). These trust units were eligible for the April 20, 2007 cash distribution paid to unitholders of record at the close of business on April 10, 2007.

In conjunction with the acquisition of Kirby on April 10, 2007, the Fund issued 1,105,000 trust units at a price of $49.55 per unit for gross proceeds of $54,750,000.

On March 20, 2006 the Fund closed an equity offering of 4,370,000 units at a price of $58.00 per unit for gross proceeds of $253,460,000 ($240,287,000 net of issuance costs).

Pursuant to the monthly Distribution Reinvestment and Unit Purchase Plan (“DRIP”), Canadian unitholders are entitled to reinvest cash distributions in additional trust units of the Fund. Trust units are issued at 95% of the weighted average market price on the Toronto Stock Exchange for the 20 trading days preceding a distribution payment date without service charges or brokerage fees. Eligible unitholders are also entitled to make optional cash payments to acquire additional trust units; however, the 5% discount does not apply.

Trust units are redeemable by unitholders at approximately 85% of the current market price. Redemptions are limited to $500,000 during any rolling two calendar months. Redemption requests in excess of $500,000 can be paid using investments of the Fund or a non-interest bearing instrument.

(b) Trust Unit Rights Incentive Plan

As at December 31, 2007 a total of 3,404,000 rights issued pursuant to the Trust Unit Rights Incentive Plan (“Rights Incentive Plan”) were outstanding at an average exercise price of $47.59. This represents 2.6% of the total trust units outstanding of which 1,635,000 rights, with an average exercise price of $44.84, were exercisable. Under the Rights Incentive Plan, distributions per trust unit to Enerplus unitholders in a calendar quarter which represent a return of more than 2.5% of the net PP&E of Enerplus at the end of such calendar quarter may result in a reduction in the exercise price of the rights. Results for the year ended December 31, 2007 reduced the exercise price of the outstanding rights by $2.05 per trust unit of which a $0.52 reduction is effective January 2008 and a $0.51 reduction is effective April 2008. Plan members have the choice to exercise rights using the original exercise price or a reduced strike price. In certain circumstances, it may be more advantageous to use the original exercise price as it could effectively lower the plan member’s tax rate on the transaction.

The Fund uses a binomial lattice option-pricing model to calculate the estimated fair value of rights granted under the plan. The following assumptions were used to arrive at the estimate of fair value:

	2007	2006
Dividend yield	10.37%	9.26%
Volatility	26.35%	25.61%
Risk-free interest rate	4.41%	4.13%
Forfeiture rate	6.20%	2.80%
Right’s exercise price reduction	$1.75	$1.61

The fair value of the rights granted under the plan during 2007 ranged between 9% and 12% (2006 - 12% and 14% of the underlying market price of a trust unit on the grant date.

During the year the Fund expensed $8,435,000 or $0.07 per unit (2006 - $6,323,000 or $0.05 per unit) of unit based compensation expense using the fair value method. The remaining future fair value of the rights of $6,195,000 at December 31, 2007 (2006 - $10,113,000) will be recognized in earnings over the vesting period of the rights. Activity for the rights issued pursuant to the Rights Incentive Plan is as follows:

	2007		2006
	Number of Rights (000’s)	Weighted Average Exercise Price(1)	Number of Rights (000’s)	Weighted Average Exercise Price(1)
Trust unit rights outstanding
Beginning of year	3,079	$48.53	2,621	$42.80
Granted	816	48.71	1,473	54.49
Exercised	(205)	32.90	(640)	35.94
Cancelled	(286)	50.74	(375)	46.35
End of year	3,404	$47.59	3,079	$48.53
Rights exercisable at the end of the year	1,635	$44.84	809	$39.81
(1) Exercise price reflects grant prices less reduction in strike price discussed above.

The following table summarizes information with respect to outstanding rights as at December 31, 2007. Rights vest between one and three years and expire between four and six years.

Rights Outstanding at December 31, 2007 (000’s)	Original Exercise Price	Exercise Price after Price Reductions	Expiry Date December 31	Rights Exercisable at December 31, 2007 (000’s)
16	$ 26.09	$ 18.30	2008	16
4	27.70	20.11	2008 - 2009	4
8	33.00	25.72	2008 - 2009	8
7	36.00	29.10	2008 - 2009	7
128	37.62	31.11	2008 - 2009	128
8	40.70	34.58	2008 - 2010	8
23	37.25	31.50	2008 - 2010	23
49	38.83	33.48	2008 - 2010	49
341	40.80	35.80	2008 - 2010	341
68	45.55	40.87	2009 - 2011	45
72	44.86	40.53	2009 - 2011	46
126	49.75	45.82	2009 - 2011	96
532	56.93	53.41	2009 - 2011	364
145	56.55	53.51	2010 - 2012	63
402	54.21	51.67	2010 - 2012	156
252	56.00	53.97	2010 - 2012	114
443	52.90	51.38	2010 - 2012	167
168	48.86	47.84	2011 - 2013	-
444	50.25	49.74	2011 - 2013	-
153	45.14	45.14	2011 - 2013	-
15	38.70	38.70	2011 - 2013	-
3,404	$ 50.32	$ 47.59		1,635

(c) Basic and Diluted per Trust Unit Calculations

Net income per trust unit has been determined based on the following:

(thousands)	2007	2006
Weighted average units	127,691	121,588
Dilutive impact of rights	61	270
Diluted trust units	127,752	121,858

In 2007 we excluded 222,347 rights because their exercise price was greater than the annual average unit market price of $47.11. No rights were excluded in calculating the weighted average number of diluted units for the year ended December 31, 2006. During the last two years, outstanding rights were the only potential dilutive instrument.

(d) Performance Trust Unit Plan

In 2007 the Board of Directors, upon recommendation of the Compensation Committee, approved new Performance Trust Unit (“PTU”) plans for executives and employees. These plans will result in employees and officers receiving cash compensation in relation to the value of a specified number of underlying notional trust units. The number of notional trust units awarded is variable to individuals and they vest at the end of three years.

Upon vesting, the plan participant receives a cash payment based on the fair value of the underlying trust units plus notional accrued distributions. The value determined upon vesting of the PTU Plans is dependent upon the performance of the Fund compared to its peers over the three year period. The level of performance within the peer group then determines a performance multiplier.

At December 31, 2007 there were 179,000 performance trust units outstanding.

11. INCOME TAXES

The Fund is an inter-vivos trust for income tax purposes. As such, the Fund’s income that is not allocated to the Fund’s unitholders is taxable. The Fund intends to allocate all income to unitholders.

For 2007, the Fund had taxable income of $632,000,000 (2006 - $588,000,000) or $4.92 per trust unit (2006 - $4.81 per trust unit). Taxable income of the Fund is comprised of dividend, royalty, interest and partnership income, less deductions for Canadian oil and gas property expense (“COGPE”) and trust unit issue costs.

There were no dividend income and COGPE deductions for 2007. The amounts of COGPE and issue costs in the fund remaining as at December 31, 2007 are $466,700,000 and $30,289,000 respectively.

Canadian Government’s tax on income trusts

On June 22, 2007 Bill C-52, which contained legislative provisions to implement the proposals to tax publicly traded income trusts in Canada became law. As a result, our second quarter future income tax provision included a future income tax expense of $78,110,000 related to this legislation. This non-cash expense related to temporary differences between the accounting and tax basis of the Fund’s assets and liabilities at that time and had no immediate impact on cash flow.

On December 14, 2007, Bill C-28, which contained legislative provisions to implement corporate income tax rate reductions announced in the October 30, 2007 fall economic statement, became law. The general corporate tax rate will decrease by 1.0% in 2008 from 20.5% to 19.5%. There are additional rate reductions scheduled until the target federal tax rate of 15.0% is reached as of January 1, 2012. These rate reductions will also apply to the SIFT tax on distributions from income trusts. The SIFT tax rate will fall by 3.5% from 31.5% to 28.0%. As a result, our year to date future income tax provision includes a future income tax recovery of $22,640,000 related to this legislation and other tax rate changes enacted earlier in the year.

We are currently evaluating alternatives to determine the optimal structure for our unitholders. However, we see value in the remaining three-year tax exemption period through 2010 and will look to maintain our current structure during this period unless there are compelling reasons to change.

The future income tax liability on the balance sheet arises as a result of the following temporary differences:

($ thousands)	Canadian	Foreign	2007 Total
Excess of net book value of property, plant and equipment over the underlying tax bases	$176,962	$194,393	$371,355
Asset retirement obligations	(41,669)	-	(41,669)
Other	(2,825)	(33,409)	(36,234)
Net future income tax liability/(asset)	$132,468	$160,984	$293,452

Current future income tax asset	$(10,807)	$-	$(10,807)
Long-term future income tax liability	$143,275	$160,984	$304,259

($ thousands)	Canadian	Foreign	2006 Total
Excess of net book value of property, plant and equipment over the underlying tax bases	$179,770	$183,081	$362,851
Asset retirement obligations	(37,667)	-	(37,667)
Other	6,963	(807)	6,156
Future income taxes	$149,066	$182,274	$331,340

Current future income tax asset	$-	$-	$-
Long-term future income tax liability	$149,066	$182,274	$331,340

The provision for income taxes varies from the amounts that would be computed by applying the combined Canadian federal and provincial income tax rates for the following reasons:

($ thousands)	2007	2006
Income before taxes	$361,712	$450,984
Computed income tax expense at the enacted rate of 32.41% (34.88% for 2006)	$117,231	$157,303
Increase (decrease) resulting from:
Net income attributed to the Fund	(162,016)	(197,694)
Non-deductible crown royalties	-	11,878
Resource allowance	-	(11,998)
Amended returns and pool balances	5,150	(21,446)
Change in tax rate	(22,640)	(35,500)
SIFT Tax	78,110	-
Other	6,186	3,659
	$22,021	$(93,798)

Future income tax recovery	$(990)	$(112,034)
Current tax	$23,011	$18,236

The breakdown of our current and future income tax balances between our Canadian and Foreign operations is as follows:

For the year ended December 31, 2007 ($ thousands)	Canadian	Foreign	Total
Future income (recovery)/expense	$(8,183)	$7,193	$(990)
Current income tax	-	23,011	23,011

For the year ended December 31, 2006 ($ thousands)	Canadian	Foreign	Total
Future income expense	$(113,643)	$1,609	$(112,034)
Current income tax	-	18,236	18,236

12. FINANCIAL INSTRUMENTS

(a) Fair Value of Financial Instruments

As a result of the adoption of the new financial instrument and hedging accounting standards described in Note 2, certain financial instruments are now measured and reported on the balance sheet at fair value which were previously reported at amortized cost.

The fair value of a financial instrument is the amount of consideration that would be agreed upon in an arm’s-length transaction between knowledgeable, willing parties who are under no compulsion to act. Fair values are determined by reference to quoted bid or ask prices, as appropriate, in the most advantageous active market for that instrument to which we have immediate access. Where bid and ask prices are unavailable, we would use the closing price of the most recent transaction for that instrument. In the absence of an active market, we determine fair values based on prevailing market rates for instruments with similar characteristics. Fair values may also be determined based on internal and external valuation models, such as option pricing models and discounted cash flow analysis, that use observable market based inputs and assumptions.

The Fund is exposed to the commodity price fluctuations of crude oil and natural gas and to fluctuations in the Canada/US dollar exchange rate. The Fund manages this risk by entering into various derivative financial instruments.

The Fund is exposed to credit risk due to the potential non-performance of counterparties to our financial instruments. The Fund mitigates this risk by having an established credit policy and controls designed to mitigate the risk of default or non-payment.

The Fund has exposure to movements in interest rates. Changing interest rates can affect borrowing costs and the price on yield-based investments such as Enerplus trust units. The Fund monitors the interest rate forward market and has fixed the interest rate on a portion of our debt through our senior unsecured notes and interest rate swaps.

(b) Carrying Value and Fair Value of Financial Instruments

i. Cash

Cash is classified as held-for-trading and is reported at fair value.

ii. Accounts Receivable

Accounts receivable are classified as loans and receivables which are reported at amortized cost. At December 31, 2007 the carrying value of accounts receivable approximated their fair value.

iii. Marketable Securities

Marketable securities with a quoted market price in an active market are classified as available-for-sale and are reported at fair value, with changes in fair value recorded in other comprehensive income. As at December 31, 2007 the Fund reported investments in marketable securities of publicly traded marketable securities at a fair value of $14,676,000. For the year ended December 31, 2007, the change in fair value of these investments represented a gain of $950,000 ($629,000 net of tax).

Marketable securities without a quoted market price in an active market are reported at cost. As at December 31, 2007 the Fund reported investments in marketable securities of private companies at cost of $45,400,000.

During the first quarter of 2007 the Fund disposed of certain marketable securities which resulted in a gain of $14,055,000 ($11,302,000 net of tax) being reclassified from accumulated other comprehensive income to net income. This gain is included in the other income balance of $14,991,000 on the Consolidated Statements of Income.

As at December 31, 2007 total marketable securities of $60,076,000 are included in other assets or other assets on the Consolidated Balance Sheet. Realized gains and losses on marketable securities are included in other income.

iv. Accounts Payable & Distributions Payable to Unitholders

Accounts payable as well as distributions payable to unitholders are classified as other liabilities and are reported at amortized cost. At December 31, 2007 the carrying value of these accounts approximated their fair value.

v. Long-term debt

Bank Credit Facilities

The bank credit facilities are classified as other liabilities and are reported at cost. At December 31, 2007 the carrying value of the bank credit facilities approximated their fair value.

US$54 million senior notes

The US$54,000,000 million senior notes, which are classified as other liabilities, are reported at their amortized cost of US$54,000,000 and are translated into Canadian dollars at the period end exchange rate. At December 31, 2007 the Canadian dollar amortized cost of the senior notes was approximately $53,357,000 and the fair value of these notes was $56,585,000.

US$175 million senior notes

The US$175,000,000 million senior notes, which are classified as other liabilities, are reported at amortized cost of US$178,093,000 and are translated to Canadian dollars at the period end exchange rate. At December 31, 2007 the Canadian dollar amortized cost of the senior notes was approximately $175,973,000 and the fair value of these notes was $185,591,000.

vi. Derivative Financial Instruments

Interest Rate Swaps

The Fund has entered into interest rate swaps on $75,000,000 of notional debt at rates varying from 4.10% to 4.61% before banking fees that are expected to range between 0.55% and 1.10%. These interest rate swaps mature between June 2011 and January 2012. The interest rate swaps are classified as held-for-trading and are reported at fair value. At December 31, 2007 the fair value of the interest rate swaps represented a liability of $226,000 and the change in fair value of these contracts represented an unrealized gain of $447,000.

Cross Currency Interest Rate Swap (“CCIRS”)

Concurrent with the issuance of the notes on June 19, 2002, the Fund entered into a CCIRS with a syndicate of financial institutions. Under the terms of the swap, the amount of the notes was fixed for purposes of interest and principal payments at a notional amount of CDN$268,328,000. Interest payments are made on a floating rate basis, set at the rate for three-month Canadian bankers’ acceptances, plus 1.18%. The CCIRS is classified as held-for-trading and is reported at fair value. At December 31, 2007 the fair value of the CCIRS represented a liability of $89,439,000 and the change in fair value of the CCIRS represented an unrealized loss of $24,437,000.

Foreign Exchange Swaps

In September 2007 the Fund entered into foreign exchange swaps on US$54,000,000 of notional debt at an average CAD/US foreign exchange rate of 1.02. These foreign exchange swaps mature between October 2011 and October 2015 in conjunction with the principal repayments on the US$54,000,000 senior notes. The foreign exchange swaps are classified as held-for-trading and are reported at fair value. At December 31, 2007 the fair value of the interest rate swaps represented a liability of $425,000 and the change in fair value of these contracts represented an unrealized loss of $425,000.

Electricity Instruments

The Fund has entered into electricity swaps that fix the price of electricity. These contracts are classified as held-for-trading and are reported at fair value. At December 31, 2007 the fair value of these contracts represented an asset of $450,000 and the change in fair value of these contracts represented an unrealized loss of $1,044,000.

Unrealized gains or losses resulting from changes in fair value along with realized gains or losses on settlement of the electricity contracts are recognized as operating costs.

The following table summarizes the Fund’s electricity management positions at February 20, 2008.

Term	Volumes MWh	Price CDN$/MWh
January 1, 2008 - September 30, 2008	4.0	$63.00
January 1, 2008 - December 31, 2009	4.0	$74.50

The Fund did not enter into any new electricity contracts in the first quarter of 2008.

Crude Oil Instruments

Enerplus has entered into the following financial option contracts to reduce the impact of a downward movement in crude oil prices. These contracts are classified as held-for-trading and are reported at fair value. At December 31, 2007 the fair value of these contracts represented a liability of $52,488,000 and the change in fair value of these contracts represented an unrealized loss of $63,410,000.

The net premium cost of the crude oil instruments entered into as of December 31, 2007 is $7,739,000.

The following table summarizes the Fund’s crude oil risk management positions at February 20, 2008:

		WTI US$/bbl
	Daily Volumes bbls/day	Sold Call	Purchased Put	Sold Put	Fixed Price and Swaps
Term
January 1, 2008 - June 30, 2008
Put	1,500	-	$74.00	-	-
Swap (1)	1,000	-	-	-	$92.61
Swap (1)	500	-	-	-	$94.30
Costless Collar (1)(3)	400	$79.00	$70.00	-	-
January 1, 2008 - December 31, 2008
Collar	750	$77.00	$67.00	-	-
3-Way option	1,000	$84.00	$66.00	$50.00	-
3-Way option	1,000	$84.00	$66.00	$52.00	-
3-Way option	1,000	$86.00	$68.00	$52.00	-
3-Way option	1,000	$87.50	$70.00	$52.00	-
3-Way option	1,500	$90.00	$70.00	$60.00	-
Put Spread (1)	1,500	-	$76.50	$58.00	-
Swap	750	-	-	-	$72.94
Swap	750	-	-	-	$74.00
Swap	750	-	-	-	$73.80
Swap	750	-	-	-	$73.35
Swap (1)((3)	400	-	-	-	$78.53
April 1, 2008 - December 31, 2008
Put (2)	700	-	$86.10	-	-
July 1, 2008 - December 31, 2008
Put Spread (1)	1,500	-	$78.00	$58.00	-
Swap (1)	1,500	-	-	-	$92.00
Swap (1)(3)	400	-	-	-	$84.60
January 1, 2009 - December 31, 2009
Collar(2)	850	$100.00	$85.00	-	-
3-Way option (1)	1,000	$85.00	$70.00	$57.50	-
3-Way option (1)	1,000	$95.00	$79.00	$62.00	-
(1) Financial contracts entered into during the fourth quarter of 2007.
(2) Financial contracts entered into subsequent to December 31, 2007.
(3) Acquired through the acquisition of Focus.

Natural Gas Instruments

Enerplus has certain financial contracts outstanding as at February 20, 2008 on its natural gas production that are detailed below.

These contracts are classified as held-for-trading and are reported at fair value. At December 31, 2007 the fair value of these contracts represented an asset of $9,707,000 and the change in fair value of these contracts represented an unrealized loss of $2,983,000.

The net premium cost of the financial natural gas instruments entered into as of December 31, 2007 is $921,000.

The following table summarizes the Fund’s natural gas risk management positions at February 20, 2008:

		AECO CDN$/Mcf
	Daily Volumes MMcf/day	Sold Call	Purchased Put	Sold Put	Fixed Price and Swaps
Term January 1, 2008 - January 31, 2008
Call(1)	4.7	$9.13	-	-	-
February 1, 2008 - February 29, 2008
Call(1)	4.7	$9.58	-	-	-
January 1, 2008 - March 31, 2008
Collar	2.4	$9.95	$8.00	-	-
Collar	2.4	$10.15	$8.00	-	-
Collar (1)(3)	14.2	$9.50	$8.70	-	-
3-Way option	4.7	$10.50	$8.20	$5.70	-
3-Way option	9.5	$11.61	$8.97	$6.33	-
3-Way option	4.7	$11.08	$8.55	$6.01	-
3-Way option	4.7	$9.50	$7.49	$5.70	-
3-Way option	9.5	$9.50	$7.39	$5.70	-
Swap	4.7	-	-	-	$8.70
Swap	2.4	-	-	-	$9.01
Swap (3)	14.2	-	-	-	$8.46
Swap (3)	9.5	-	-	-	$9.07
April 1, 2008 - October 31, 2008
Collar	6.6	$8.44	$7.17	-	-
Collar (1)	6.6	$7.49	$6.44	-	-
Collar (1)	5.7	$7.39	$6.65	-	-
Collar (2)	11.4	$8.65	$7.60	-	-
Collar (2)	2.8	$8.65	$7.49	-	-
Collar (2)	2.8	$8.86	$7.91	-	-
3-Way option	5.7	$9.50	$7.54	$5.28	-
3-Way option (1)	11.8	$7.91	$6.75	$5.49	-
3-Way option (1)	11.8	$7.91	$6.75	$5.38	-
3-Way option (2)	4.7	$8.23	$7.18	$5.28	-
Swap	4.7	-	-	-	$8.18
Swap (1)	7.6	-	-	-	$6.79
Swap (1)(3)	14.2	-	-	-	$6.70
Swap (2)(3)	14.2	-	-	-	$7.17
Swap(2)	2.8	-	-	-	$7.91
Swap(2)	2.8	-	-	-	$7.87
November 1, 2008 - March 31, 2009
Collar (2)	5.7	$9.50	$8.44	-	-
3-Way option	5.7	$10.71	$7.91	$5.80	-
2007 - 2010
Physical (escalated pricing)	2.0	-	-	-	$2.59
(1)	Financial contracts entered into during the fourth quarter of 2007.
(2)	Financial contracts entered into subsequent to December 31, 2007.
(3)	Acquired through the acquisition of Focus.

13. COMMITMENTS AND CONTINGENCIES

(a) Pipeline Transportation

Enerplus has contracted to transport 104 MMcf/day of natural gas on the Nova system in the province of Alberta as well as 20 MMcf/day of natural gas on various pipelines to the US midwest. Enerplus also has a contract to transport a minimum of 2,480 bbls/day of crude oil from the field to suitable marketing sales points within western Canada.

(b) Oil Sands Lease #24

The Fund's acquisition of a working interest in the Joslyn project included the assumption of a proportionate share of certain contingent project debt. Effectively, this debt is comprised of principal of $3,150,000 plus accrued interest to December 31, 2007 of $1,571,000. Interest is accrued at the Bank of Canada prime business rate and is not compounded. The debt is contingent on attaining certain production hurdles with respect to development of the project. As it is still too early to determine if these hurdles will be satisfied, no portion of the contingent debt has been accrued for in the consolidated financial statements.

(c) Office Lease

Enerplus has office lease commitments for both its Canadian and U.S. operations that expire between 2011 and 2014. Annual costs of these lease commitments include rent and operating fees.

(d) Guarantees

(i) Corporate indemnities have been provided by the Fund to all directors and certain officers of its subsidiaries and affiliates for various items including, but not limited to, all costs to settle suits or actions due to their association with the Fund and its subsidiaries and/or affiliates, subject to certain restrictions. The Fund has purchased directors’ and officers’ liability insurance to mitigate the cost of any potential future suits or actions. Each indemnity, subject to certain exceptions, applies for so long as the indemnified person is a director or officer of one of the Fund’s subsidiaries and/or affiliates. The maximum amount of any potential future payment cannot be reasonably estimated.

(ii) The Fund may provide indemnifications in the normal course of business that are often standard contractual terms to counterparties in certain transactions such as purchase and sale agreements. The terms of these indemnifications will vary based upon the contract, the nature of which prevents the Fund from making a reasonable estimate of the maximum potential amounts that may be required to be paid. Management believes the resolution of these matters would not have a material adverse impact on the Fund’s liquidity, consolidated financial position or results of operations.

Enerplus has the following minimum annual commitments including long-term debt:

								Total
								Committed
			Minimum Annual Commitment Each Year					after 2012
($ thousands)	Total		2008	2009	2010	2011	2012
Bank credit facility	$497,347		$-	$-	$497,347	$-	$-	$-
Senior unsecured notes	323,408	(1)	-	-	53,666	64,682	64,682	140,378
Pipeline commitments	31,063		9,972	5,879	3,960	2,797	2,405	6,050
Office lease	67,875		6,907	7,559	10,304	10,782	11,082	21,241
Total commitments	$919,693		$16,879	$13,438	$565,277	$78,261	$78,169	$167,669
(1) Includes the economic impact of derivative instruments directly related to the senior unsecured notes (CCIRS and foreign exchange swap - see Note 12).

In addition, the Fund is involved in claims and litigation arising in the normal course of business. The resolution of these claims is uncertain and there can be no assurance they will be resolved in favour of the Fund; however, management believes the resolution of these matters would not have a material adverse impact on the Fund’s liquidity, consolidated financial position or results of operations.

Not reflected in the above schedule are those term contracts for transportation and the office lease that Enerplus assumed upon the completion of the Focus acquisition. The Focus term transportation contracts consist of 45 MMcf/day of natural gas in British Columbia, and 60 MMcf/day of natural gas in Saskatchewan.

14. GEOGRAPHICAL INFORMATION

As at December 31, 2007 ($ thousands)	Canada	U.S.	Total
Oil and gas revenue	$1,252,413	$286,740	$1,539,153
Capital assets	3,293,413	579,405	3,872,818
Goodwill	47,532	147,580	195,112

As at December 31, 2006 ($ thousands)	Canada	U.S.	Total
Oil and gas revenue	$1,323,631	$271,693	$1,595,324
Capital assets	3,101,277	624,820	3,726,097
Goodwill	47,532	174,046	221,578

15. EVENTS SUBSEQUENT TO DECEMBER 31, 2007

On February 13, 2008, Enerplus closed the acquisition of Focus. Under the plan of arrangement, Focus unitholders received 0.425 of an Enerplus trust unit for each Focus trust unit. This transaction is being accounted for as a business combination and the purchase price equation has not yet been determined. Total estimated consideration, including deal costs and assumed debt, is $1.7 billion, consisting of trust units issued and trust units issuable in respect of convertible limited partnership units.

Enerplus issued a total of 30,150,000 trust units and assumed 9,087,000 Class B units of Focus Limited Partnership, each exchangeable, at the option of the holder for no additional consideration, into 0.425 of an Enerplus trust unit.

16. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Fund’s consolidated financial statements have been prepared in accordance with Canadian GAAP. These principles, as they pertain to the Fund’s consolidated statements differ from United States GAAP (“U.S. GAAP”) as follows:

The application of U.S. GAAP would have the following effects on net income as reported:

($ thousands)	2007	2006
Net income as reported in the Consolidated
Statement of Income - Canadian GAAP	$339,691	$544,782

Adjustments:
Depletion, depreciation, amortization and accretion (Note (a))	60,749	74,391
Unrealized gain on cross-currency and interest rate swap (Note (b))	-	1,245
Capitalized interest (Note (c))	5,039	3,436
Compensation expense (Note (d))	14,944	(2,237)
Income tax expense of DDA&A and capitalized interest adjustments	(12,249)	(23,218)
Income tax expense due to changes in tax rates	(66,761)	(35,016)
Net income - U.S. GAAP	$341,413	$563,383

Other comprehensive (loss)/income as reported in the Consolidated
Statement of Comprehensive Income - Canadian GAAP	$(114,660)	$6,589

Adjustments:
Change in fair value of cash flow hedges (2006 - $49,882 net of tax of $14,595) (Note (b))	-	35,287
Change in fair value of available for sale securities (2006 - $6,827 net of tax of $1,998) (Note (e))	-	4,829
Other comprehensive (loss)/income - U.S. GAAP	$(114,660)	$46,705

Comprehensive income - U.S. GAAP	$226,753	$610,088

Net income per trust unit
Basic	$2.67	$4.63
Diluted	$2.67	$4.62
Weighted average number of trust units outstanding
Basic	127,691	121,588
Diluted	127,846	121,860

Deficit:
Balance, beginning of year - U.S. GAAP	$(3,015,590)	$(3,551,509)
Net income - U.S. GAAP	341,413	563,383
Change in redemption value (Note (f))	1,218,915	586,876
Cash distributions	(646,835)	(614,340)
Balance, end of year - U.S. GAAP	$(2,102,097)	$(3,015,590)

Accumulated other comprehensive income/(loss):
Balance, beginning of year - U.S. GAAP	$5,933	$(40,772)
Other comprehensive (loss)/income	(114,660)	46,705
Balance, end of year - U.S. GAAP	$(108,727)	$5,933

 Reconciliation of Accumulated Other Comprehensive (loss)/income:

As at December 31 ($ thousands)	2007	2006
Unamortized portion of former cash flow hedges, loss of $92, net of tax of $19 (2006 - gain of $821, net of tax of $161)	$(73)	$660
Unrealized gain on available for sale securities, $4,618 net of tax of $1,039 (2006 - $17,724 net of tax of $3,472)	3,579	14,252
Cumulative translation adjustment	(112,233)	(8,979)
Accumulated other comprehensive (loss)/income	$(108,727)	$5,933

The application of U.S. GAAP would have the following effects on the balance sheet as reported:

($ thousands)	Canadian GAAP	Increase / (Decrease)	U.S. GAAP
December 31, 2007
Assets:
Property, plant and equipment, net (Notes (a)(c))	$3,872,818	$(568,765)	$3,304,053

Liabilities:
Trust unit rights liability (Note (d))	$-	$4,764	$4,764
Future income taxes/Deferred income taxes	304,259	(122,002)	182,257
Unitholders’ mezzanine equity (Note (f))	-	4,399,297	4,399,297

Unitholder’s Equity:
Unitholders’ capital (Note (f))	$4,020,228	$(4,020,228)	$-
Contributed surplus (Note (d))	12,452	(12,452)	-
Deficit (Note (f))	(1,283,953)	(818,144)	(2,102,097)
December 31, 2006
Assets:
Other current assets (Note (e))	$6,715	$14,493	$21,208
Property, plant and equipment, net (Notes (a)(c))	3,726,097	(634,553)	3,091,544
Other assets (Note (e))	50,224	3,231	53,455

Liabilities:
Deferred credits/Financial derivative liabilities (Note (b))	$-	$64,181	$64,181
Trust unit rights liability (Note (d))	-	14,298	14,298
Long-term debt (Note (b))	679,774	(60,111)	619,663
Future income taxes/Deferred income taxes	331,340	(197,576)	133,764
Unitholders’ mezzanine equity (Note (f))	-	5,305,098	5,305,098

Unitholder’s Equity:
Unitholders’ capital (Note (f))	$3,706,821	$(3,706,821)	$-
Contributed surplus (Note (d))	6,305	(6,305)	-
Deficit (Note (f))	(971,085)	(2,044,505)	(3,015,590)
Accumulated other comprehensive income/(loss) (Notes (b)(e)(g))	(8,979)	14,912	5,933

(a) Property, Plant and Equipment and Depletion, Depreciation, Amortization and Accretion

Under U.S. GAAP full cost accounting, the carrying value of petroleum and natural gas properties and related facilities, net of deferred income taxes, is limited to the present value of after tax future net revenue from proved reserves, discounted at 10% (based on prices and costs at the balance sheet date), plus the lower of cost and fair value of unproved properties. Under Canadian GAAP, an impairment loss exists when the carrying amount of the Fund’s PP&E exceeds the estimated undiscounted future net cash flows associated with the Fund’s proved reserves. If an impairment loss is determined to exist, the costs carried on the balance sheet in excess of the discounted future net cash flows associated with the Fund’s proved and probable reserves are charged to income. The application of the impairment tests under Canadian and U.S. GAAP did not result in a write-down of capitalized costs in either 2007 or 2006.

Where the amount of a ceiling test write-down under Canadian GAAP differs from the amount of the write-down under U.S. GAAP, the charge for DDA&A will differ in subsequent years. Historically the Fund’s U.S. GAAP ceiling test write-downs have exceeded the Canadian GAAP write-downs. As a result, U.S. GAAP DDA&A charges are lower than Canadian GAAP DDA&A charges.

A U.S. GAAP difference also exists relating to the basis of measurement of proved reserves that is utilized in the depletion calculation. Under U.S. GAAP, depletion charges are calculated by reference to proved reserves estimated using constant prices. Under Canadian GAAP, depletion charges are calculated by reference to proved reserves estimated using future prices and costs.

For the year ended December 31, 2007 DDA&A calculated under U.S. GAAP was $60,749,000 ($49,438,000 net of tax) lower than DDA&A calculated under Canadian GAAP. For the year ended December 31, 2006 DDA&A calculated under U.S. GAAP was $74,391,000 ($52,542,000 net of tax) lower than DDA&A calculated under Canadian GAAP.

(b) Derivative Instruments and Hedging

Effective January 1, 2007, the Fund adopted three new Canadian accounting standards issued by the CICA: Handbook Section 1530, Comprehensive Income, Handbook Section 3855, Financial Instruments - Recognition and Measurement, and Handbook Section 3865, Hedges. With the adoption of these standards these U.S. GAAP differences no longer exist.

Under Canadian GAAP prior to January 1, 2007, disclosure of the fair value of derivative financial instruments that qualified for hedge accounting was required with no effect on assets, liabilities or net income. Under U.S. GAAP, all derivative instruments are recognized on the balance sheet as either an asset or liability measured at fair value. Changes in the fair value are recognized in earnings unless specific hedge criteria are met.

Fair Value Hedges
Prior to January 1, 2007 a U.S. GAAP difference existed as the Fund’s cross-currency interest rate swap (“CCIRS”) was designated as a fair value hedge. For derivative instruments designated as fair value hedges, both the derivative instrument and the underlying commitment are recognized on the balance sheet at their fair value under U.S. GAAP. The change in fair value of both items is reflected in earnings.

Cash Flow Hedges
Prior to January 1, 2007 a U.S. GAAP difference existed as the Fund’s interest rate and electricity swaps were designated as cash flow hedges. Under U.S. GAAP changes in the fair value of derivatives that are designated as cash flow hedges are recognized in earnings in the same period as the hedged item. The effective portion of the change in fair value is recognized in other comprehensive income with any ineffectiveness recognized in net income.

Effective December 31, 2005 the Fund stopped designating commodity financial contracts as cash flow hedges in accordance with CICA AcG-13, “Hedging Relationships”. As a result of this change, a deferred credit and deferred financial asset of $49,874,000 were recognized representing the fair value of these financial contracts. The deferred asset was amortized to income during 2006 over the remaining term of the contracts. Under U.S. GAAP, the fair value these contracts was recorded on the balance sheet at fair value with the offset recorded in accumulated other comprehensive income as at December 31, 2005. The amount recognized in accumulated other comprehensive income will be reclassified to earnings in the same period as the corresponding gains or losses associated with the hedged item. In 2006, $49,874,000 was reclassified from accumulated other comprehensive income to earnings.

(c) Interest Capitalization
U.S. GAAP requires interest expense to be capitalized for development projects that have not reached commercial production. A U.S. GAAP difference exists as there is not a similar requirement under Canadian GAAP. For the year ended December 31, 2007 the Fund capitalized interest of $5,039,000 ($4,101,000 net of tax) (2006 - $3,436,000, $2,431,000 net of tax) related to projects under development.

(d) Unit-based Compensation

A U.S. GAAP difference exists as rights granted under our rights plan are considered liability awards for U.S. GAAP and equity awards under Canadian GAAP. The distinction between a liability award and an equity award has an impact on the related accounting treatment.

Under Canadian GAAP rights are accounted for using the fair value method for an equity award. Under this method, the fair value of the right is determined using a binomial lattice option-pricing model on the grant date and is not subsequently remeasured. This amount is charged to earnings over the vesting period of the rights, with a corresponding increase in contributed surplus. When rights are exercised, the fair value recorded in contributed surplus is recorded to unitholders’ capital.

Under U.S. GAAP rights are accounted for using the fair value method for a liability award. Under this method, the trust unit rights liability is calculated based on the rights fair value determined using a binomial lattice option-pricing model at each reporting date until the date of settlement. Compensation cost for each period is based on the change in the fair value of the rights for each reporting period. When rights are exercised, the proceeds, together with the amount recorded as a trust unit rights liability, are recorded to mezzanine equity.

The following assumptions were used to arrive at the estimate of fair value as at December 31 for each the respective years:

	2007	2006
Dividend yield	13.02%	9.53%
Volatility	26.47%	27.88%
Risk-free interest rate	3.96%	3.94%
Forfeiture rate	6.20%	2.80%
Right’s exercise price reduction	$1.84	$1.67

The weighted average grant date fair value of trust unit rights granted in 2007 was $5.54 per trust unit right (2006 - $6.83). The total intrinsic value of trust unit rights exercised during 2007 was $3,025,000 (2006 - $14,900,000).

As at December 31, 2007 1,635,000 trust unit rights were exercisable at a weighted average reduced exercise price of $44.84 with a weighted average remaining contractual term of 3.8 years, giving an aggregate intrinsic value of $3,670,000. As at December 31, 2006, 809,000 trust unit rights were exercisable at a weighted average reduced exercise price of $39.81 with a weighted average remaining contractual term of 3.9 years, giving an aggregate intrinsic value of $9,700,000.

The following chart details the U.S. GAAP differences related to our trust unit rights plan for the years ended December 31, 2007 and 2006.

	2007			2006
	CDN GAAP	U.S. GAAP	Difference	CDN GAAP	U.S. GAAP	Difference
Compensation expense	$8,435,000	$(6,509,000)	$(14,944,000)	$6,323,000	$8,560,000	$2,237,000
Contributed Surplus	$12,452,000	$-	$(12,452,000)	$6,305,000	$-	$(6,305,000)
Trust unit rights liability	$-	$4,764,000	$4,764,000	$-	$14,298,000	$14,298,000

(e) Marketable Securities

Prior to January 1, 2007, under Canadian GAAP, the Fund accounted for its marketable securities using the cost method and only disclosed the fair value. Under U.S. GAAP marketable securities that have a readily determinable fair value are considered available for sale and are recorded on the balance sheet at fair value with changes in fair value recognized in comprehensive income.

With the adoption of the new Canadian accounting standards on January 1, 2007 this U.S. GAAP difference no longer exists.

As at December 31, 2006 available for sale marketable securities included in other current assets had a fair value of $16,758,000 and an amortized cost of $2,265,000, resulting in a gross unrealized holding gain of $14,493,000. Available for sale marketable securities included in other assets had a fair value of $13,231,000 and an amortized cost of $10,000,000, resulting in a gross unrealized holding gain of $3,231,000.

For the year ended December 31, 2006, the unrealized holding gain on available for sale securities included in accumulated other comprehensive income increased by $6,827,000.

For the year ended December 31, 2006, the Fund disposed of available for sale marketable securities for proceeds of $5,154,000 resulting in a gain of $1,425,000 being included in net income. The Fund uses the average cost method in computing realized gains or losses on sales of marketable securities.

For the year ended December 31, 2006, the Fund had marketable securities totaling $38,700,000 that were carried at cost.

(f) Unitholders’ Mezzanine Equity

A U.S. GAAP difference exists as a result of the redemption feature in the Fund’s trust units, which is required for the Fund to retain its Canadian mutual fund trust status. The trust units are redeemable at the option of the holder for approximately 85% of the current trading price. The amount of trust units that are redeemable for cash is limited to $500,000 in any two consecutive months. Any redemption in excess of the limit may be honored with promissory notes or other investments of the Fund. For Canadian GAAP, the trust units are considered to be permanent equity and are presented as unitholders’ capital. Under U.S. GAAP, the redemption feature of the trust units excludes them from classification as permanent equity and results in the trust units being classified as mezzanine equity.

For U.S. GAAP the Fund has recorded unitholders’ mezzanine equity in the amount of $4,399,297,000 for 2007 (2006 - $5,305,098,000), which represents the estimated redemption value of the trust units at 85% of the year-end market price. In addition, the Fund has recognized a deficit of $2,102,097,000 for 2007 (2006 - $3,015,590,000) resulting from eliminating unitholders’ capital and replacing it with unitholders’ mezzanine equity at redemption value. Changes in unitholders’ mezzanine equity in excess of trust units issued, net of redemptions, net income and cash distributions in any period are recognized as charges to the deficit.

(g) Cumulative Translation Adjustment

Prior to January 1, 2007 a U.S. GAAP difference existed relating to the cumulative translation adjustment that is generated upon translating the financial statements of the Fund’s U.S. subsidiaries. Previously under Canadian GAAP the cumulative translation adjustment was deferred and included as a separate component of equity. For U.S. GAAP this amount is recognized in comprehensive income. With the adoption of the new Canadian standards on January 1, 2007 Canadian GAAP is substantially harmonized with U.S. GAAP and this U.S. GAAP difference no longer exists. Prior period amounts have been restated.

(h) FASB Interpretation No. 48 - Accounting for Uncertainty in Income Taxes Disclosures

In June 2006 the FASB issued FASB Interpretation No. 48 - Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109. This guidance seeks to reduce the diversity in practice associated with certain aspects of the recognition and measurement related to accounting for income taxes. This interpretation is effective for fiscal years beginning after December 15, 2006. The Fund adopted this standard on January 1, 2007.

As a multinational entity, we are subject to taxation in many jurisdictions, and the calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax laws and regulations.

An unrecognized tax benefit is defined as the difference between tax positions taken in a tax return and amounts recognized in the financial statements. Prior to 2007, the tax benefits associated with tax uncertainties, if any, were recognized to the extent it was more likely than not that they would be realized. The implementation of FIN 48 did not impact these amounts.

Pursuant to FIN 48, each year we review the balance of estimated tax liabilities and we determine whether the recognition and measurement criteria of FIN 48 have changed. Where the criteria are no longer met, we reverse the liability and recognize a tax recovery during that period. In addition, where the filing positions taken in the current year do not meet the measurement criteria, we will record a liability and recognize a tax expense.

In accordance with our accounting policy, we recognize potential accrued interest and penalties related to unrecognized tax benefits as a component of Interest expense on the Consolidated Statements of Income.

The following table summarizes the activity related to our unrecognized tax benefits for 2007:

($ thousands)	2007
Balance, beginning of year	$1,500
Accrued interest	100
Balance, end of year	$1,600

Of the balance of unrecognized tax benefits as at December 31, 2007 $950,000, if recognized, would affect the effective tax rate. We expect that the unrecognized tax benefits will decrease by $800,000 in the next twelve months due to lapse of applicable statute of limitations.

In most cases any uncertain tax positions are related to taxation years that remain subject to examination by the relevant taxable authorities. The open taxation years for which no examination has been initiated or the examination is in progress is 2001 onward for Canada and 2004 onward for the United States.

(i) Additional Disclosures Required under U.S. GAAP

i. The components of accounts receivable are as follows:

As at December 31 ($ thousands)	2007	2006
Oil & Gas Sales and Accruals	$96,150	$111,049
Joint Venture	49,879	62,311
Other	1,562	3,552
Less: Allowance for Doubtful Accounts	(1,989)	(1,458)
	$145,602	$175,454

ii. The components of accounts payable are as follows:

As at December 31 ($ thousands)	2007	2006
Contractors and Vendors	$118,203	$137,539
Accrued Liabilities	151,172	146,747
	$269,375	$284,286

iii. Net Oil and Gas Sales

Under U.S. GAAP oil and gas sales are presented net of royalties.

For the year ended December 31 ($ thousands)	2007	2006
Oil and Gas Sales	$1,539,153	$1,595,324
Royalties	(285,148)	(296,554)
Net Oil and Gas Sales	$1,254,005	$1,298,770

iv. Consolidated Cash Flows:

The consolidated statements of cash flows prepared in accordance with Canadian GAAP present operating cash flow before changes in non-cash working capital items. This sub-total cannot be presented under U.S. GAAP.

The following chart details the changes in non-cash working capital:

($ thousands)	2007	2006
Accounts Receivable	$29,852	$(4,831)
Other current	342	20,036
Accounts Payable	(14,911)	(32,589)
Distributions Payable to Unitholders	2,799	2,356
Other	2,526	(472)
Total Change in non-cash working capital	$20,608	$(15,500)

Relating to:
Operating Activities	$38,855	$(14,321)
Financing Activities	2,799	2,356
Investing Activities	(21,046)	(3,535)
	$20,608	$(15,500)

U.S. Pronouncements

The following new accounting pronouncements have been issued, but have not yet been adopted as of December 31, 2007:

In September 2006 the Financial Accounting Standards Board (“FASB”) issued SFAS 157 - Fair Value Measurements. This statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 does not require any new fair value measurements. However, in some cases, the application of SFAS No. 157 may change current practice for measuring and disclosing fair values under other accounting pronouncements that require or permit fair value measurements. For the Fund, SFAS No. 157 is effective as of January 1, 2008 and must be applied prospectively except in certain cases. The adoption of SFAS No. 157 is not expected to materially affect the Funds consolidated results of operations or financial position.

In February 2007 the FASB issued SFAS 159 - The Fair Value Option for Financial Assets and Financial Liabilities. This Statement permits entities to choose to measure certain financial instruments at fair value. For the Fund, SFAS No. 159 is effective as of January 1, 2008 and will have no impact on amounts presented for periods prior to the effective date. The Fund has determined it will not elect fair value measurements for financial assets and financial liabilities included in the scope of SFAS No. 159.

In November 2007 the FASB issued Statement 141(R) - Business Combinations. SFAS No. 141(R) requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction, establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed, and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination. SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008 and cannot be early adopted.